UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	001-40469
illumin Holdings Inc.
(Exact name of registrant as specified in its charter)
70 University Ave., Suite 1200 Toronto, Ontario M5J 2M4
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Shares
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	X	Rule 12h-6(d)
(for equity securities)		(for successor registrants)

Rule 12h-6(c)		Rule 12h-6(i)
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1.

Exchange Act Reporting History

A.	illumin Holdings Inc. (the “Company”) first incurred the duty to file reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on or about June 9, 2021.

B.	The Company has filed or submitted all reports required under Section 13(a) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this form, and has filed at least one annual report under Section 13(a).

Item 2.

Recent United States Market Activity

Subject to the exceptions set forth in Instruction 1 to this Item, the Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended, on June 14, 2021.

Item 3.

Foreign Listing and Primary Trading Market

A.	The common shares of the Company (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”), located in Canada, which constitutes the primary trading market for the Common Shares.

B.	The date of initial listing on the TSX of the Common Shares was June 26, 2019. The Company has maintained the listing of the Common Shares on the TSX for at least 12 months prior to the filing of this Form 15F.

C.	During the 12-month period beginning on December 1, 2022 and ended November 30, 2023, approximately 80% of trading in the Common Shares occurred on the TSX or otherwise in Canada.

Item 4.

Comparative Trading Volume Data

Not Applicable.

Item 5.

Alternative Record Holder Information

As of November 29, 2023, there were 141 record holders of the Common Shares on a worldwide basis.

Item 6.

Debt Securities

Not applicable.

Item 7.

Notice Requirement

A.	Pursuant to Rule 12h-6(h), the Company disclosed its intent to terminate the registration of the Common Shares under Section 12(g) of the Exchange Act and its reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act on December 7, 2023.

B.	The Company disseminated the notice in the United States by means of a press release (the “Press Release”) published via Globe Newswire. A copy of the Press Release is attached as Exhibit 99.1 to this Form 15F.

Item 8.

Prior Form 15 Filers

Not applicable.

PART II

Item 9.

Rule 12g3-2(b) Exemption

All information required to be published pursuant to Rule 12g3-2(b)(1)(iii) will be available through the System for Electronic Document Analysis and Retrieval (SEDAR) at its website at www.sedar.com.

PART III

Item 10. Exhibits

Exhibit 99.1	Press Release pursuant to Rule 12h-6(h), dated December 7, 2023.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, illumin Holdings Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, illumin Holdings Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

illumin Holdings Inc.
(Registrant)
Date:	December 7, 2023	By:	/s/ Elliot Muchnik
Name: Elliot Muchnik Title: Chief Financial Officer

EXHIBIT 99.1

illumin Announces Intention to Voluntarily Terminate SEC Reporting Obligations

TORONTO, Dec. 07, 2023 (GLOBE NEWSWIRE) -- illumin Holdings Inc. (TSX:ILLM) (“illumin” or the “Company”) announced today that it will voluntarily file a Form 15F with the United States Securities and Exchange Commission (the “SEC”) to terminate the registration of its common shares under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and its reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act.

Management of the Company believes that the costs associated with continuing the registration and reporting under the Exchange Act outweigh the benefits received by the Company from maintaining its registration.

The termination will become effective 90 days after the date of filing of the Form 15F with the SEC, or within such shorter period as the SEC may determine. Upon filling of the Form 15F, the Company’s reporting obligations under the Exchange Act will be immediately suspended.

The Company’s shares will continue to trade on the Toronto Stock Exchange under ticker symbol “ILLM”, and the Company will continue to meet its Canadian continuous disclosure obligations through filings with the applicable Canadian securities regulators. All of the Company’s filings can be found at the System for Electronic Document Analysis and Retrieval (SEDAR+) website at www.sedarplus.com.

About illumin:

illumin is a journey advertising platform that enables marketers to reach consumers at every stage of their journey by leveraging advanced machine learning algorithms and real-time data analytics. The Company’s mission is to illuminate the path for brands to connect with their customers through the power of data-driven advertising. Headquartered in Toronto, Canada, illumin serves clients across North America, Latin America, and Europe.

For further information, please contact:

Steve Hosein Investor Relations Coordinator illumin Holdings Inc. 416-918-5647 Steve.hosein@illumin.com	Babak Pedram Investor Relations - Canada Virtus Advisory Group Inc. 416-644-5081 bpedram@virtusadvisory.com	David Hanover Investor Relations - U.S. KCSA Strategic Communications 212-896-1220 dhanover@kcsa.com

Disclaimer in regard to Forward-looking Statements

Certain statements included herein constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. In particular, this news release contains forward-looking statements and information relating to the Company’s belief that the costs associated with continuing the registration and reporting under the Exchange Act outweigh the benefits received by the Company from maintaining its registration. Investors are cautioned not to put undue reliance on forward-looking statements. Except as required by law, illumin does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events.

For more complete information about the Company, please read our disclosure documents filed on EDGAR at www.sec.gov and SEDAR+ at www.sedarplus.com.